Exhibit 21.1

List of Subsidiaries

of

Healthcare Royalty, Inc.

Name	Jurisdiction of Formation
Healthcare Royalty Holdings, L.P.	DE
HCRX CH, Inc.	DE
HCRX Master GP, LLC	DE
HCRX Investments HoldCo, L.P.	DE
HCRX Intermediate HoldCo, L.P.	DE
HCR Harris Feeder GP, LLC	DE
Harris FRC Acquisition GP, LLC	DE
Harris FRC Acquisition Holdings, LP	DE
HCR Harris Feeder, LP	DE
Harris FRC Acquisition, LP	DE